Exhibit 99.2

Bona Film Group Appoints Two New Independent Directors and Reorganizes Board Committees

BEIJING, November 14, 2011 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced changes to its board of directors. Effective November 13, 2011, non-independent directors Hai Yu, Tim T. Gong, Glen Qian Sun and David Tuong Sing Su have stepped down. Effective as of the same day, the Company has appointed Jie Lian and Peixin Xu as independent directors. Following these changes, the Company now has a seven-director board, with a majority of independent directors and committees consisting entirely of independent directors. The audit committee now consists of Daqing Dave Qi, Zhong Jiang and Jie Lian with Mr. Qi serving as chair. The compensation committee now consists of Jie Lian, Peixin Xu and Zhong Jiang, with Mr. Lian serving as chair. The corporate governance and nominating committee now consists of Zhong Jiang, Peixin Xu, and Jie Lian, with Mr. Jiang serving as chair.

Bona Founder, Chairman and CEO Mr. Dong Yu stated, “We wish to express our deepest gratitude to [Messrs.] Yu, Gong, Sun and Su for their service to Bona as directors and wish them continued success in their future activities and ventures.”

Mr. Yu continued, “The appointment of [Messrs.] Lian and Xu as independent directors of our Company reflects our strict compliance with NASDAQ listing requirements, as we now have a majority of independent board members as well as fully independent committees. Our new independent directors bring a great deal of experience and knowledge to our board, including extensive industry knowledge, particularly experience in finance and corporate governance..We believe they will help enhance our corporate governance and development.”

Jie Lian, 37, is currently a partner in the Primavera Capital Group, a China-focused private equity firm.  He also serves on the boards of various Primavera Capital Group-invested portfolio companies, including Halogen Limited, a China-based specialty chemical company. From October 2009 through September 2010, Mr. Lian was a managing director in the investment banking division of China International Capital Corporation in Hong Kong. From March 2009 through August 2009, he was chief financial officer of Ambow Education Holding Ltd., a China-based education company listed on the Nasdaq Global Market. Prior to that, Mr. Lian held various positions at Goldman Sachs, including managing director in the investment banking division in Hong Kong, where he worked from 2001 to 2009. Mr. Lian has an MBA from the Tuck School of Management at Dartmouth College.

Peixin Xu, 40, is currently chairman of Huasheng Taitong Media Investment Co., Ltd., a TV production company. He is also founder and chairman of Beijing Redbaby Info-Tech Co., Ltd., a B2C e-commerce company mainly focusing on the maternal and infant products, a partner of venture capital fund New Enterprise Associates, and a researcher at Peking University. Prior to his current positions, Mr. Xu was a manager for new business at Beijing Northstar Industrial Group, a state-owned comprehensive real estate development and services business group. Mr. Xu has a B.A. in business administration from the Tianjin University of Commerce.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates eleven movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

In China:

Ms. Wang Lei

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com